Exhibit 21.1
eLOYALTY SUBSIDIARIES

Name of Company	Jurisdiction of Incorporation

eLoyalty Europe Holding Corporation	Delaware
eLoyalty International Holding, Inc.	Illinois
eLoyalty (Netherlands) B.V.	Netherlands
eLoyalty (Canada) Corporation	Canada
eLoyalty (Deutschland) GmbH	Germany
eLoyalty (UK) Limited	England & Wales
eLoyalty (France) S.A.R.L.	France
eLoyalty Corporation (Australia) Pty. Ltd.	Australia
eLoyalty International Limited	Ireland
eLoyalty (Switzerland) Ltd.	Switzerland